SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF) No. 33.042.730/0001-04

State Registry (NIRE) 35300396090

CALL NOTICE OF THE

EXTRAORDINARY SHAREHOLDERS' MEETING

We hereby convene the Shareholders of COMPANHIA SIDERÚRGICA NACIONAL for the Extraordinary Shareholders' Meeting to be held on December 20, 2016, on first call, at 10 a.m., at the Company's headquarters, located at Av. Brigadeiro Faria Lima, 3400, 20° andar, São Paulo/SP, to resolve on the following agenda:

(i)            approve the Company's financial statements for the fiscal year ended on December 31, 2015, voluntarily restated and reissued by the management;

(ii)           approve the allocation of the net profit for the year ended on December 31, 2015, based on the restated financial statements;

(iii)          ratify the other resolutions taken at the Annual Shareholders' Meeting held on April 28, 2016;

(iv)         approve the change of the number of members composing the Board of Directors and resolve on the election of a new Board Member; and

(v)          approve the amendment and the restatement of the Company's Bylaws.

The Shareholders whose shares are in custody are requested to present an updated bank statement, provided by the custodian, with their respective shareholding and those who wish to be represented by proxy are requested to observe the provisions of Paragraph 1 of Article 126 of Law 6404/76. The powers of attorney with special powers for representation at the Shareholders' Meeting referred to in this notice must be deposited at the Company's headquarters at least 48 (forty-eight) hours from the date scheduled for the meeting, in order to expedite the service to the shareholders.

The documentation concerning the agenda's matters are available to be reviewed by the Shareholders at the Company's headquarters, as well as in the webpages of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and of the Company (www.csn.com.br/ri), at the World Wide Web.

São Paulo, November 18, 2016.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 21, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.